[CapTerra Letterhead]

March 16, 2009

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., (the Company)
Form 10-KSB for the Year Ended December 31, 2007
Filed on 3/31/2008
File Number: 0-50764

Dear Mr. Bonilla;

This is in response to your January 26, 2009 to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.

FORM 10-KSB/A FILED ON DECEMBER 15, 2008

Financial Statements and Notes

Note 8-Income Taxes, page F-17

We have reviewed your latest correspondence regarding our deferred tax asset and we are concerned that you believe that it appears that a full valuation allowance for our deferred tax assets would be appropriate as of December 31, 2007.

As we stated in our letter dated December 15, 2008, our decisions related to the recognition of a valuation allowance for the year ended December 31, 2007 and the quarter ended June 30, 2008 were based upon the facts and circumstances as they existed at those points in time. Without clear, definitive statutory or regulatory guidance, we believe that our good faith, reasoned approach should be credence unless there is a compelling reason not to do so. Further, at the time these decisions were made, we had no way of predicting the scope of the disruption to the capital markets that occurred throughout the second half of 2008. This severe disruption in the capital markets during the second half of the year had a significant effect on commercial real estate values and resulted in further declines in the values of several of our properties which we did not anticipate a year ago.

These declining values of our properties in the second half of 2008 have had a material effect on our losses for 2008. As with most companies, had we known a year ago what we know today with regard to the events that have occurred in the global economy and the effect on asset prices in general we may have approached many decisions differently including our approach regarding an allowance for our deferred tax asset. However, we believe it would be inappropriate to take information gleaned in subsequent periods and try to go back and apply the judgments and decisions made in prior periods. We still believe that given the facts and circumstances as they existed a year ago we made a sound decision to not record a valuation allowance for our deferred tax asset because after weighing the positive and negative factors at the time, we, at that time, concluded that it was more likely than not that we would be able to fully utilize our deferred tax asset.

In fact, we believe that the events of the latter part of 2008 confirm our judgment with respect to our previous decision regarding the recognition of a valuation allowance. The reality is that it was the extraordinary market events that occurred in the second half of 2008 which had a significant impact on the financial situation of CapTerra. While we tried to take a measured approach in the quarter ended September 30, 2008 by recording a valuation allowance of $2 million, it appears that the scope of the disruption in the credit and capital markets is persisting and is continuing to have an adverse effect on the commercial real estate market and the associated asset values. We therefore, believe that it is now appropriate and reflects a more accurate disclosure to record a full valuation allowance for our deferred tax asset, and we plan to do so as of December 31, 2008.

2. This is to confirm that we will continue to disclose our operating loss carry forwards in response to your comment three in our future filings.

Certifications

3. The Company hereby confirms that its officers signed the certifications in a personal capacity. We will not include the title of the certifying individual at the beginning of the certification in future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 8-Income Taxes, pages 12-13

4. We changed audit firms from Cordovano & Honeck LLP to Ehrhardt Keefe Steiner & Hottman, PC in 2008. At that time we were using an unaffiliated, third party CPA firm, Lake Roll & Associates for our tax work and to assist us in a consulting capacity with our tax work and our FASB 109 calculation. We have relied primarily upon Lake Roll & Associates for advice in our decision-making process.

5. Beginning with the quarter ended September 30, 2008, we hired Stockman Kast Ryan & Co, LLP as a consulting firm to replace Lake Roll & Associates in assisting us with our FASB 109 work. Stockman Kast Ryan is a firm that provides FASB 109 consultation services to other SEC registrant companies and we consider them to have the experience necessary to advise us regarding the FASB 109 calculation. This firm is not affiliated with our independent CPA firm. As management of CapTerra, we take into consideration the expertise of our consulting firm, but we also understand that management is ultimately responsible for the accuracy and presentation of the income tax balances and related disclosures in the Company’s financial statements.
We have previously filed a Form 8-K, dated April 29, 2008, providing the required disclosures outlined in Item 304 of Regulation S-K, with respect to our change of auditors.

6. We have continued to hire third party consulting firms to advise us on our tax work and FASB 109 calculation. At no time has our current audit firm or our previous audit firm been involved with these functions.

Please note that the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (303) 893-1003.

Very truly yours,
James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.